Exhibit k.6

            , 2011

Duff & Phelps Global Utility Income Fund Inc.

Re: Accounting Services Fees

Dear Sir/Madam:

This letter dated as of             , 2011, constitutes our agreement with respect to compensation to be paid to BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”) under the terms of the Accounting Services Agreement dated as of             , 2011 by and between Duff & Phelps Global Utility Income Fund Inc. (the “Fund”) and BNY Mellon (the “Agreement”). Pursuant to Paragraph 10 of the Agreement, and in consideration of the Services to be provided to the Fund, the Fund will pay BNY Mellon an annual accounting services fee to be calculated daily and paid monthly as set forth below, such fee to be prorated in the event of termination of the Agreement, provided such termination adheres to the terms of the Agreement.

Accounting Services Fees:

A.	Asset-based Fees:

The following annual fee will be calculated based upon the average daily net assets of the Fund and paid monthly:

.03% of the Fund’s first $500 million of average daily net assets;

.0275% of the Fund’s next $1 billion of average daily net assets; and

.025% of the Fund’s average daily net assets in excess of $1.5 billion.

B.	Minimum Monthly Fee:

The minimum monthly fee will be $3,333, exclusive of out-of-pocket expenses.

C.	Out-of-pocket Expenses:

The Fund will reimburse BNY Mellon for out-of-pocket expenses incurred on its behalf, including, but not limited to, the following:

Pricing Service*:
Domestic Equity	$0.14
Foreign Equity	$0.55
Corporate Bond	$0.40
Foreign Bond	$0.55
Municipal Bond	$0.60
CMO/asset back	$0.80
Broker-obtained quotes	$1.00

*	These prices will be charged at the CUSIP level and will not be charged for each holding.

Exhibit k.6

Daily NAV distribution (approx.)	$0.24 per minute (fax);
$0.004 per minute (email)
Federal Express charges	actual charges
Record storage	actual charges
+Delivery of SAS 70 reports	$5,000 per year
Independent Compliance Reviews	actual allocated charges
Second source pricing:	$1.00 per security per source per request

+

Fee will be charged in the aggregate and will be based on the portfolios and/or series in the Fund Complex pro rata. For purposes of this letter, “Fund Complex” is defined as the Fund and those funds or portfolios subject to a Sub-Administration and Accounting Services Agreement between VP Distributors, Inc. and BNY Mellon or among VP Distributors, Inc., BNY Mellon and one or more funds.

E.	Miscellaneous:

If BNY Mellon is removed from the Agreement other than for a material breach thereof, the Fund shall pay reasonable costs, as may be mutually agreed upon by the parties, of time and material associated with the deconversion.

The fee for the period from the date hereof until the end of this year shall be prorated according to the proportion which such period bears to the full annual period.

Exhibit k.6

If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please have a duly authorized officer of the Fund execute a copy of this letter and return it to us.

Very truly yours,

BNY MELLON GLOBAL INVESTMENT SERVICING (US) INC.

By:

Name:

Title:

Agreed and accepted:

DUFF & PHELPS GLOBAL UTILITY INCOME FUND INC.

By:

Name:

Title: